CANADIAN NATIONAL RAILWAY COMPANY

935 de La Gauchetière Street West

Montreal, Quebec

Canada H3B 2M9

(514) 399-8100

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

July 2, 2021

Registration Statement on Form F-4

File No. 333-257298

Dear Sir or Madam:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Canadian National Railway Company (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on July 7, 2021, or as soon as practicable thereafter.

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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrant’s counsel, Jenny Hochenberg, via telephone at (212) 474-1235 or via e-mail at jhochenberg@cravath.com.

Sincerely,

Canadian National Railway Company

By:	/s/ Sean Finn
Sean Finn
Executive Vice President, Corporate Services and Chief Legal Officer